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Exhibit (a)(5)(D)

United Online Commences
Dutch Auction Tender Offer to Repurchase Up to 16,666,666 of Its Shares

        WOODLAND HILLS, Calif. Nov. 4, 2004—United Online, Inc. (Nasdaq: UNTD), a leading provider of consumer Internet subscription services, today commenced its previously announced modified Dutch auction self-tender offer for up to 16,666,666 shares, or approximately 27%, of its outstanding common stock, at prices ranging from $9.00 to $10.50 per share, or, if the aggregate purchase price for such shares would exceed $150 million, the number of whole shares equal to $150 million divided by the per share purchase price. The tender offer will expire at 12:00 midnight, New York City time, on Friday, December 3, 2004, unless United Online extends the tender offer.

        United Online's Board of Directors has authorized this tender offer as a prudent use of financial resources given United Online's business profile, assets and current stock price, and an efficient means to provide value to United Online stockholders. The offer represents an opportunity for United Online to return cash to stockholders who elect to tender their shares while at the same time increasing non-tendering stockholders' proportional interest in United Online. United Online intends to obtain approximately $150 million of the approximately $154 million of funds required to purchase shares in the tender offer, as well as to pay all related fees and expenses, through a term loan facility, which United Online is currently negotiating, and the remainder from excess cash on hand.

        On October 23, 2004, United Online signed a definitive agreement to acquire Classmates Online, Inc. for approximately $128 million in cash. United Online anticipates that Classmates Online will have a cash balance of approximately $28 million at the time the acquisition closes. The closing of the proposed Classmates Online acquisition is subject to the fulfillment of a number of customary conditions, including regulatory approval. It is anticipated that the Classmates Online acquisition will be consummated by early December 2004.

        The modified Dutch auction tender procedure allows stockholders to select the price within the specified range at which each stockholder is willing to sell all or a portion of his or her shares to the company. Based on the number of shares tendered and the prices specified by the tendering stockholders, the company will determine the single per share price within the range that will allow it to buy 16,666,666 shares (or such lesser number of shares that are properly tendered) at a price between $9.00 and $10.50 per share net to the tendering stockholder in cash, without interest, as long as the aggregate purchase price does not exceed $150 million. The offer is not conditioned on any minimum number of shares being tendered; however, the tender offer is subject to other conditions, including consummation of the Classmates Online acquisition and the company obtaining financing. All of the shares that are properly tendered at prices at or below the purchase price determined by the company (and not properly withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash, without interest, at such purchase price promptly after the expiration of the tender offer. All shares purchased in the offer will receive the same price. All other shares that have been tendered and not purchased will be promptly returned to the stockholder.

        The dealer manager for the tender offer is Deutsche Bank Securities Inc. and the depositary is U.S. Stock Transfer Corporation. The offer to purchase and related materials are being mailed to stockholders of record and will be made available for distribution to beneficial owners of United Online's shares. For questions or information, please call the dealer manager toll free at (800) 735-7777.

        None of United Online, its Board of Directors, the dealer manager or the depositary is making any recommendation to stockholders as to whether to tender or refrain from tendering their shares into the tender offer. Stockholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase to United Online.

        This press release is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any shares of United Online's common stock. The solicitation of offers to buy shares of United Online common stock will only be made pursuant to the offer to purchase and related materials that United Online will send to its stockholders shortly. Stockholders should read those materials carefully because they will contain important information, including the various terms of, and conditions to, the offer. Stockholders will be able to obtain the offer to purchase and other filed documents for free at the SEC's website at www.sec.gov or from Deutsche Bank Securities Inc., the dealer manager, by calling (800) 735-7777. We urge stockholders to carefully read those materials prior to making any decisions with respect to the tender offer.

About United Online

        United Online, Inc. (Nasdaq: UNTD) is a leading provider of consumer Internet subscription services through a number of brands, including NetZero and Juno. The company's pay services include Internet access, accelerated dial-up services, premium email, and personal Web-hosting and domain services. It also offers consumers free Internet access, email and Web hosting. The company's access services are available in more than 8,000 cities across the United States and in Canada. United Online is headquartered in Woodland Hills, CA, with offices in New York City, San Francisco, CA, Orem, UT, and Hyderabad, India. At September 30, 2004, the company had 598 employees worldwide. For more information about United Online and its Internet subscription services, please visit www.untd.com.

        This release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements include, without limitation, expectations regarding the size, pricing and closing of the tender offer; the consummation of the acquisition of Classmates Online; and the ability to obtain financing. These statements are based on the company's current expectations or beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. Potential risks and uncertainties include, among others: that the tender offer is extended or is not consummated on the terms expected by the company, or at all; that financing is not available for the tender offer upon terms acceptable to the company; that the Classmates Online acquisition does not close when anticipated, if at all; fluctuations in the company's stock price or other factors; and unanticipated governmental regulation. More information about potential factors that could affect the company's business and financial results is included in the company's annual and quarterly reports filed with the Securities and Exchange Commission (http://www.sec.gov), including without limitation information under the captions "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Risk Factors."

CONTACT:	United Online, Inc. Investor Contact: Brent Zimmerman (818) 287-3350 investor@untd.com

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  Exhibit (a)(5)(D)